Liquidia Corporation

419 Davis Drive, Suite 100

Morrisville, North Carolina 27560

September 14, 2020

Via EDGAR and e-mail

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-4561

Attention: Tim Buchmiller

Attn:	Andrew P. Gilbert, Esq.

Re:	Acceleration Request of Liquidia Corporation (the “Company”)

Registration Statement on Form S-4

File No. 333-240421

Dear Mr. Buchmiller:

The Company hereby requests, pursuant to conversations with the staff of the Securities and Exchange Commission (the “Commission”), that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. (ET) on Wednesday, September 16, 2020, or as soon as practicable thereafter, pursuant to Rule 461 of the Securities Act of 1933, as amended.

The Company acknowledges that (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew P. Gilbert, Esq. of DLA Piper LLP (US) with any questions or comments at (973) 520-2553. Thank you for your assistance with this filing.

LIQUIDIA CORPORATION

By:	/s/ Neal F. Fowler
Name:	Neal F. Fowler
Title:	Chief Executive Officer

cc:	Andrew P. Gilbert, Esq. (via e-mail)